Filed by Cover-All Technologies Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Cover-All Technologies Inc.
SEC File No.: 001-09228
Date: December 15, 2014

On December 14, 2014, the following press release was issued by Cover-All Technologies Inc.:

Cover-All Technologies Inc. 412 Mt. Kemble Avenue, Suite 110C Morristown, NJ 07960 Tel: 973.461.5200	FOR IMMEDIATE RELEASE

Cover-All and Majesco Announce Definitive Merger Agreement to Create a World-Class Insurance Solutions Company

Strategic combination will create a formidable company with premier software, services and consulting offerings for global insurance industry.

Combined company anticipates annual revenue of over $100 million, over 150 insurance customers across all tiers, presence in 6 countries across 3 continents, offerings for Property & Casualty and Life & Annuity Insurance.

MORRISTOWN, NEW JERSEY (December 14, 2014) — Cover-All Technologies Inc. (NYSE MKT: COVR) and Majesco (formerly known as MajescoMastek), based in New York, NY, today announced that the companies have entered into a definitive merger agreement pursuant to which Cover-All’s stockholders and the holders of its options and restricted stock units, in the aggregate, will receive 16.5% of the outstanding shares of common stock of the combined company, on a fully diluted basis. The newly combined company will be named “Majesco”. One of the conditions to the closing of the merger is for the shares of Majesco common stock to be listed for trading on the NYSE MKT.

Earl Gallegos, Cover-All’s Chairman, said, “We are pleased to present this transformational opportunity to Cover-All shareholders. We believe the combination of these two highly complementary companies will create significant and sustainable value for our shareholders.”

The transaction is intended to qualify as a tax-free reorganization to Cover-All’s stockholders.

Cover-All is a highly respected company in the industry with proven track record in robust commercial lines offerings, business intelligence & data technologies, talented team and impressive customer base. Majesco, with the ongoing consolidation of its global insurance business under a single and separate entity, has experienced impressive growth and customer adoption for its products and services recently. We expect that the combined company will be an immediate growth engine due to the merger of proven capabilities. Both companies have successful track records of several acquisitions (including the recent announcement last week by Majesco of its plans to acquire the insurance business of Agile Technologies) and are prepared for rapid integration to realize growth synergies.

It is expected that the combined “Majesco” will have over $100 million in annual revenue on a pro forma basis with a strong global customer base. The future plans for the combined company include to grow rapidly in the global insurance marketplace by both exploiting existing organic capabilities and through merger and acquisition opportunities.

Manish Shah, Cover-All’s president and CEO, said, “I am excited about this transformative opportunity as it creates a potentially market leading company that is well positioned to compete in the large and growing market for servicing software needs of the insurance industry. Majesco, with its recent reorganization of its insurance business, is a rapidly growing insurance software and services company. Cover-All and Majesco have highly complementary core strengths, including a broad product portfolio, passionate people committed to world-class software and impactful customer services exclusively focused on insurance industry. Majesco is expected to be a highly attractive provider for insurers of all tiers globally. Majesco will be poised to be a formidable player with its assets of deeply integrated core processing suite, disruptive business intelligence technologies and IT & consulting services that cover the entire spectrum of the insurance value chain. We are particularly excited because, as a larger company, we will have better resources including expanded scale to meet the needs of any insurer regardless of size or location, and improved financial strength to invest in innovative and new products. We believe that this merger will significantly enhance shareholder value by allowing Cover-All shareholders the ability to participate in the growth of the combined company. We also believe that our customers and employees will greatly benefit from broad capabilities and increased opportunities in the combined company.”

Ketan Mehta, founder and CEO of Majesco, said, “At Majesco, we take a customer centric approach to enabling technology transformation for our customers. We maintain a laser sharp focus on meeting the needs of just one industry — insurance, and are making investments that add capability and capacity to serve our customers in meeting their growth objectives. Cover-All Technologies is a well-known and respected insurance software company with in-depth knowledge of commercial ISO lines.” Mr. Mehta continued, “Both of the companies share the same vision—to serve and expand our customer base by leveraging our software, our collaborative cultures and our deep domain experience in insurance. By combining the value of Cover-All Technologies’ offerings and Majesco’s market-leading software, consulting, and IT services, we believe the new Majesco is best positioned to not only help insurers begin their transformation journey but to stay with them through every stage of their journey and become a trusted long term partner.”

THE COMBINED COMPANY “MAJESCO” — HIGH PERFORMANCE COMBINATION

•	Over $100 million in estimated annual revenue with high growth potential

•	Over 150 insurance customers in all tiers worldwide served by a global delivery team

•	Innovative and proven core insurance software suite serving all tiers in each of our operating markets: the Americas, Europe and Asia-Pacific

•	Customer-centric collaborative culture focusing on customer value enhancements through innovative technologies and dedicated customer-oriented services

•	Modern, mature, and integrated core software solution suite covering all tiers of business of Property and Casualty including personal, commercial, specialty, and workers compensation business

•	Life Insurance, Annuity, and Group Benefits product offerings

•	Consulting practice covering broad needs of insurers

•	Comprehensive bureau content services offering with extensive knowledge of ISO and NCCI

•	Business Intelligence and data analytics solution with customer-focused consulting and services practice

•	Robust cloud solution for core insurance systems already deployed to over 30 customers

OTHER INFORMATION

Ketan Mehta, founder and CEO of Majesco, will become president and CEO of the combined company, “Majesco”. Manish Shah, president and CEO and of Cover-All, will assume the role of an Executive Vice President of the combined company. Two Cover-All board members will also be joining the Majesco board as vice chairman and a director, respectively.

In addition to the condition that shares of Majesco be listed on the NYSE MKT, the transaction is subject to other closing conditions, including the effectiveness of a registration statement with the Securities and Exchange Commission (the “SEC”) and Cover-All stockholder approval. The transaction is also conditioned on the completion of a comprehensive global reorganization of Majesco. The merger is expected to close in the second quarter of 2015.

BVA Group served as financial advisor to Cover-All. Sills Cummis & Gross P.C. served as Cover-All’s legal counsel.

CONFERENCE CALL

This announcement will be discussed on a conference call with analysts and investors, which is scheduled at 8:30 a.m. ET on Monday, December 15, 2014. Anyone interested in participating should call 1-888-312-3048 if calling from the United States, or 1-719-457-1512 if dialing internationally. A replay will be available until December 29, 2014, which can be accessed by dialing 1-877-870-5176 within the United States and 1-858-384-5517 if dialing internationally. Please use passcode 5858771 to access the replay.

In addition, the call will be webcast and will be available on the Company’s website at www.cover-all.com or by visiting http://public.viavid.com/index.php?id=112328.

FORWARD-LOOKING STATEMENTS

Certain statements in this communication regarding the proposed merger of Cover-All with and into Majesco, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Majesco’s and Cover-All’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “aim(s),” “can,” “would,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “approximately,” “potential,” “goal,” “pro forma,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied in this communication. These statements are based on management’s current expectations and/or beliefs and assumptions that management considers reasonable, which assumptions may or may not prove correct.

Among the key factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements are the following: (i) the expected timeframe for completing the merger described herein (the “Merger”) and the transactions contemplated thereby; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement described herein (the “Merger Agreement”); (iii) the risk that one or more of the conditions to closing of the Merger may not be satisfied, including, without limitation, the effectiveness of the registration statement to be filed with the SEC, the approval of the Merger by Cover-All’s stockholders, the consummation of the reorganization of Majesco or regulatory approvals necessary for such reorganization or the listing of the combined company’s common stock on the NYSE MKT; (iv) the risk of disruptions to current plans and operations, increased operating costs and the potential difficulties in maintaining customer, supplier, employee, operational and strategic relationships as a result of the announcement and consummation of the Merger or otherwise; (v) adverse results in any legal proceedings that may be instituted against Cover-All, Majesco, their respective affiliates or others following announcement of the Merger Agreement and transactions contemplated thereby; (vi) the risk that unexpected costs will be incurred in connection with the Merger; (vii) the risk that the projected value creation and efficiencies from the Merger will not be realized, or will not be realized within the anticipated time period; (viii) Majesco’s ability to promptly, efficiently and effectively integrate Cover-All’s operations into those of the combined company; (ix) the lack of a public market for shares of Majesco’s common stock and the possibility that a market for such shares may not develop; (x) working capital needs; (xi) continued compliance with government regulations; (xii) labor practices; (xiii) the combined company’s ability to achieve increased market acceptance for its product and service offerings and penetrate new markets; and (xiv) the possibility that Cover-All or Majesco may be adversely affected by other economic, business and/or competitive factors, including rapidly changing customer preferences and trends.

Additional information concerning these and other factors can be found in Cover-All’s filings with the SEC, including Cover-All’s most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and in the Registration Statement on Form S-4 to be filed by Majesco in connection with the proposed transaction. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Cover-All and Majesco are under no obligation to, and expressly disclaim any obligation to, update or alter any forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise, except as required by applicable law.

With the completion of the above transactions, Majesco will have an estimated revenue base of over $100 million for its fiscal year ended March 31, 2015 (on an annualized pro forma basis to give effect to its reorganization, the merger with Cover-All and Majesco’s acquisition of Agile Technologies’ insurance business, based on annualized revenues for Cover-All and Agile for their fiscal year ended December 31, 2014).

Any annualized, pro forma or estimated numbers contained in this communication are used for illustrative purposes only and are not necessarily indicative of the financial condition or results of operations of future periods or the financial condition or results of operations that actually would have been realized had the entities been combined during the periods presented.

ADDITIONAL INFORMATION AND WHERE YOU CAN FIND IT

In connection with the proposed transaction between Cover-All and Majesco, Cover-All and Majesco intend to file relevant materials with the SEC, including a Registration Statement on Form S-4 to be filed by Majesco that will include a proxy statement of Cover-All that also constitutes a prospectus of Majesco, and a definitive proxy statement/prospectus will be mailed to Cover-All’s stockholders when it becomes available. Cover-All and Majesco will each also file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND

IN THEIR ENTIRETY (including any amendments or supplements thereto) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT COVER-ALL, MAJESCO AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when they become available) and other documents filed with the SEC (when they become available) by Majesco or Cover-All through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Cover-All will be available free of charge on Cover-All’s website at http://www.cover-all.com/ or by contacting Ann Massey, Chief Financial Officer, Cover-All Technologies Inc., at 412 Mt. Kemble Avenue, Suite 110C, Morristown, New Jersey 07960 or by e-mail at amassey@cover-all.com. Copies of documents filed with the SEC by Majesco will also be available free of charge on Majesco’s website at http://www.Majesco.com/ or by contacting Lori Stanley, General Counsel, Majesco, at 5 Penn Plaza, 14th Floor, New York, NY 10001 or by e-mail at lori.stanley@majesco.com.

PARTICIPANTS IN SOLICITATION

This communication is not a solicitation of a proxy from any investor or security holder. However, Cover-All, Majesco, their respective directors and certain of their respective executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Cover-All is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 28, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 30, 2014. These documents can be obtained free of charge from the respective sources indicated above. ADDITIONAL INFORMATION REGARDING THE PARTICIPANTS IN THE PROXY SOLICITATIONS, INCLUDING COVER-ALL’S AND MAJESCO’S DIRECTORS AND EXECUTIVE OFFICERS, AND A MORE COMPLETE DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS IN THE PROPOSED TRANSACTION, BY SECURITY HOLDINGS OR OTHERWISE, WILL BE CONTAINED IN THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS TO BE FILED BY COVER-ALL AND MAJESCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE.

NON-SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities of Majesco or Cover-All, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or as otherwise permitted under the Securities Act or the rules promulgated thereunder. This communication does not constitute the solicitation of any vote or approval.

ABOUT COVER-ALL

Cover-All provides property and casualty insurance professionals a robust state-of-the-art, browser-based family of Policy, Business Intelligence, and Claims solutions designed to deliver products to market faster, enhance quality, ensure compliance, and reduce costs. With offices in Morristown, NJ and Honolulu, HI, Cover-All continues its tradition of developing technology solutions designed to revolutionize the way property and casualty insurance business is conducted.

Additional information is available online at www.cover-all.com.

Corporate Contact	Investor & Media Contact

Ann Massey	SM Berger & Co
Chief Financial Officer	Andrew Berger
(973) 461-5190	(216) 464-6400
amassey@cover-all.com	andrew@smberger.com